Exhibit 99.1

Trina Solar Statement on Decision of Definitive Anti-Dumping and Anti-Subsidy Duties and Price Undertaking in European Union

CHANGZHOU, China, December 9, 2013 — Trina Solar Limited (NYSE:  TSL) (“Trina Solar” or “the Company”), a global leader in photovoltaic modules, solutions and services, offers the following statement regarding the decision of definitive anti-dumping (“AD”) and anti-subsidy (“AS”) duties imposed by the Council of the European Union.

On December 5, 2013, the European Commission announced its decision to accept the price undertaking offered by Chinese export producers with the China Chamber of Commerce for Import and Export of Machinery and Electronic Products (CCCME) in connection with the AD and AS proceedings. Chinese solar panel exporters that participate in the price undertaking, including Trina Solar, are exempt from the AD and AS duties as described below. The Council of the European Union announced its final decision imposing AD and AS duties on imports of crystalline silicon photovoltaic cells and modules originating in or consigned from China. An average duty of 47.7%, consisting of both AD and AS duties, will be applied for a period of two years beginning on December 6, 2013 to Chinese solar panel exporters who cooperated with the European Commission’s investigations.

“Trina Solar is committed to complying with and has been in full compliance with the price undertaking since its provisional application at the beginning of August this year, and as such we are exempt from the European Union’s recently announced anti-dumping and anti-subsidy duties,” said Jifan Gao, Chairman and Chief Executive Officer of Trina Solar. “We look forward to years of stable growth in the European markets, which will continue to be one of Trina Solar’s most important markets.”

About Trina Solar Limited

Trina Solar Limited (NYSE:  TSL) is a global leader in photovoltaic modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The company’s industry-shaping position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

For further information, please contact:

Trina Solar Limited Terry Wang, CFO Phone: + (86) 519-8548-2009 (Changzhou)	Brunswick Group Ilse Schache Phone: + (86) 10-6566-2256 Email: trina@brunswickgroup.com

Yvonne Young, Head of Investor Relations Phone: + (86) 519-8517-6878 (Changzhou) Email: ir@trinasolar.com